Room 4561
						November 28, 2005



Mr. Edward J. Borey
President and Chief Executive Officer
Watchguard Technologies, Inc.
505 Fifth Avenue South
Suite 500
Seattle, WA  98104-3892

Re:	Watchguard Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	Filed November 9, 2005
	Form 8-K filed August 3, 2005
	Form 8-K filed November 3, 2005
	File No. 000-26819

Dear Mr. Borey:

              We have reviewed your response to our letter dated August 30, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2.    Accounting for Goodwill and Intangibles with Definite
Lives, page 74

1. We note your response to our Prior Comment No. 2. Specifically tell us how you considered the guidance in paragraphs 30 through 36 of SFAS No. 142 in determining that you have only one reporting unit.
Confirm, if true, that no discrete financial information is reviewed by segment managers, such as product or services gross margins, operating results of acquired entities, geographic results etc. In addition, provide a detailed explanation of how you used your discounted cash flow analysis to determine the fair value of the reporting unit (reference paragraphs 19 through 22 of SFAS No.
142).

Forms 8-K filed on August 3, 2005 and November 3, 2005

2. We note your response to our Prior Comment No. 3. We further note the expanded disclosure in your earnings release furnished on Form 8-
K and filed on November 3, 2005 includes reconciliations of some of the non-GAAP measures presented in your non-GAAP pro forma consolidated statements of operations. However, Item 10(e)(1)(i)(B)
of Regulation S-K requires disclosure of a reconciliation for each non-GAAP measure presented. Revise to include the information required by Item 10(e)(1)(i)(B) for each line item in your non-GAAP presentation that has been adjusted such as cost of product revenue, cost of service revenue, sales and marketing etc.

3. Revise your disclosures in the press release to eliminate all references to "pro forma" net income, "pro forma" results, "pro forma" earnings and "pro forma" earnings per share. The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

4. Your disclosures regarding the reasons for presenting each of these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes "operational results." Further, your disclosure of a general or overall reason for presenting multiple non-GAAP measures does not appear to meet the disclosure requirements of Item 10(e)(1)(i)(C) and (D). It also does not appear that you have met the "difficult" disclosure burden imposed by Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) in explaining why this measure is useful to investors. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please explain to us, in detail, how you have complied with Question 9 of the FAQ and Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Address each exclusion or adjustment separately.

5. Also, tell us how you considered Question 8 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each Non-GAAP Financial
Measure
presented.

i. the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
ii. the economic substance behind management`s decision to use such a measure;
iii. the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
iv. the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
v. the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005:

Item 4.  Controls and Procedures, page 37

6. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer" concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e).

7. We note your statement that "management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management`s control objectives." Clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure In Exchange Act Periodic Reports, SEC Release No. 33-8328,
available on our website at http://www.sec.gov/rules/final/33-
8238.htm.

******

      	 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Edward J. Borey
Watchguard Technologies, Inc.
November 28, 2005
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